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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28302

SEC Mail Processing

FEB 29 2024

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Finance 500, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

584 Wald
(No. and Street)

Irvine	California	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ann DiGiorgio	(949) 253-4000	ADiGiorgio@finance500.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Blvd, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann DiGiorgio, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Finance 500, Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Ann DiGiorgio

Title: Chief Financial Officer

See attached

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2024, by Ann Digiorgio, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KATHLEEN MASTERS
Notary Public - California
Orange County
Commission # 2322923
My Comm. Expires Mar 1, 2024

(Seal) Signature

FINANCE 500, INC.
TABLE OF CONTENTS

FINANCE 500, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	3,772,790
Cash at clearing organization		3,948,169
Marketable securities		33,031,112
Due from broker		1,534,237
Deposits with clearing organizations		250,000
Prepaid expenses		52,225
Deferred tax asset		74,000
Operating lease right-of-use asset		371,262
Total Assets	$	43,033,795

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	189,084
Accrued compensation		1,203,798
Accrued pension liability		700,000
Payable to clearing organization		33,031,112
Taxes payable		477,591
Accrued interest		31,250
Operating lease liability		409,753
Total Liabilities		36,042,588
Subordinated Notes		1,250,000
Stockholder's Equity		
Common stock, no par value per share; authorized 1,900 shares; issued and outstanding 1,000 shares		2,315,000
Retained earnings		3,426,207
Total Stockholder's Equity		5,741,207
Total Liabilities and Stockholder's Equity	$	43,033,795

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenue	
Underwriting income	$ 11,967,534
Commission income	3,156,831
Interest income	1,397,146
Other income	4,862
Total Revenue	16,526,373
Operating Expenses	
Compensation and benefits	8,528,932
Clearing fees and other trading charges	2,725,854
Interest expense	1,803,438
Professional fees	328,262
Business development	149,623
Rent	138,470
Management fee	77,100
Referral fees	55,139
Regulatory fees	40,026
Communication and data	27,824
Insurance	19,625
Depreciation	11,104
Other operating expenses	212,178
Total Operating Expenses	14,117,575
Income Before Tax Provision	2,408,798
Tax provision	835,255
Net Income	$ 1,573,543

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Retained Earnings	Total
Stockholder's Equity at January 1, 2023	$ 2,315,000	$ 1,852,664	$ 4,167,664
Net income	-	1,573,543	1,573,543
Stockholder's Equity at December 31, 2023	$ 2,315,000	$ 3,426,207	$ 5,741,207

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

Cash Flows from Operating Activities		
Net income	$	1,573,543
Depreciation		11,104
Amortization of right-of-use asset		113,696
Adjustments to reconcile net income		
to net cash provided by operating activities:		
(Increase) decrease in:		
Marketable securities		(5,958,744)
Due from broker		257,033
Prepaid expenses		22,639
Deferred tax asset		293,700
Increase (decrease) in:		
Accounts payable and accrued liabilities		4,059
Accrued compensation		86,784
Accrued pension liability		609,808
Payable to clearing organization		5,958,744
Taxes payable		477,591
Operating lease liability		(117,026)
Net Cash Provided by Operating Activities		3,332,931
Cash at beginning of year		4,638,028
Cash at End of Year	$	7,970,959
Supplemental Cash Disclosures		
Taxes paid	$	800
Interest paid	$	1,803,438

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2023

Subordinated liabilities at January 1, 2023	$ 1,250,000
Subordinated liabilities at December 31, 2023	$ 1,250,000

The accompanying notes are an integral part of these financial statements.

1. Organization

Finance 500 Inc. (the Company) is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company is a wholly owned subsidiary of RMB Group, LLC ("RMB"). The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company acts as an introducing broker dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker dealer. The Company's primary business consists of underwriting and sales of certificates of deposit. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC").

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying value of such amount.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less from the date of purchase, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2023, there are no cash equivalents.

Marketable Securities
Marketable securities consist of certificates of deposit and corporate bonds. The certificates of deposit and corporate bonds are purchased on margin with the clearing organization and the related liability is included in the payable to clearing organization.

Commissions Receivable
Due from broker represents commissions due to the Company from the sale of securities. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2023.

2. Significant Accounting Policies *(continued)*

Property and Equipment
Property and equipment are stated at cost. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over five to seven years.

Benefit Plan
The Company provides a pension plan to eligible employees. The Company records annual amounts relating to this plan based on calculations specified by GAAP. These GAAP calculations include various actuarial assumptions as to discount rates, assumed rates of return on plan assets, mortality, and compensation increases.

Revenue Recognition
Revenue is earned through services related to brokerage, 12b-1 fees, investment banking, and underwriting. Brokerage commissions and related clearing and floor brokerage expenses are reported at a point in time on a trade date basis. 12b-1 fees are reported after the performance obligation has been met and when payment is received. Investment banking fees can be both fixed and variable and can be recognized over time and at a point in time after the performance obligations have been met. Underwriting income is recorded at a point in time when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue is reasonably determinable. See Note 9, Revenue from Contracts with Customers, for further information.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2023, the Company had one long term operating lease.

Income Taxes
Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes.

3. Deposits with Clearing Organizations

The Company's clearing broker, RBC Correspondent Services ("RBC"), requires the Company maintain a minimum of $250,000 in cash deposits.

4. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities

Securities consist of certificates of deposit. Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Certificates of deposit	$ 32,882,191	-	-	$ 32,882,191
Corporate bonds	$ 146,920	-	-	$ 146,920
Liabilities at fair value:				
Payable to Clearing Organization	$ 33,031,112	-	-	$ 33,031,112
Accrued Compensation	-	-	$ 246,800	$ 246,800
Accrued Pension Liability	-	-	$ 700,000	$ 700,000

Certificates of deposit and corporate bonds are based on quoted market prices in active markets for identical assets and liabilities. Accrued compensation is based on a valuation of stock appreciation rights using the Black Scholes method. For further information, see Note 7, Accrued Compensation, and Note 10, Employee Benefit Plans.

5. Property and Equipment

Property and equipment consist of the following:

Furniture and equipment	$ 140,617
Accumulated depreciation	(140,617)
Total	$ -

Depreciation expense for the year ended December 31, 2023 was $11,104.

6. Payable to Clearing Organization

The Company has a lending agreement with RBC where the Company can purchase certificates of deposit on margin. Under this agreement, the Company is required to maintain a minimum 10% margin of cash and certificates of deposit. As of December 31, 2023, the Company's margin loan from RBC was $33,031,112. The Company incurs interest at the broker call rate plus 0.5%. During 2023, the Company incurred interest expense of $1,678,438 on such transactions.

7. Accrued Compensation

Effective August 1, 2020, the Company entered into a Stock Appreciation Rights Agreement ("SARA") with a long-term employee. Per the SARA, the employee was granted fifty common stock shares that will vest in increments of ten over a five-year period beginning August 1, 2020 and will expire ten years from the effective date of the agreement. The value of this stock-based compensation award was calculated using the Black Scholes method which requires management make various assumptions. The assumptions used to calculate fair value of this employee incentive are as follows:

Risk-free interest rate	4.05%
Expected dividend yield	0.00%
Expected life in years	6.50
Expected volatility	46.59%

The risk-free interest rate assumption is based upon the risk-free interest rate for a ten-year United States Treasury security determined at the grant date. The expected dividends rate assumption is zero since the Company does not expect to declare dividends.

	Number of Shares	Total Value of Non-Vested Shares
Stock appreciation rights outstanding at January 1, 2023	20	$ 118,800
Adjusted to fair market value	20	4,600
Vested on August 1, 2023	(10)	(61,700)
Stock appreciation rights outstanding at December 31, 2023	10	$ 61,700

Stock appreciation rights are re-evaluated on an annual basis using the Black-Scholes valuation model. No cash was paid to settle stock appreciation rights during 2023. As of December 31, 2023, the fair value of this employee incentive was $246,800 and is presented as accrued compensation on the Statement of Financial Condition. As of December 31, 2023, a related deferred tax benefit of $74,000 was recognized and is included in the deferred tax asset balance on the Statement of Financial Condition.

8. Related Party Transactions

Subordinated Notes

The Company has a $750,000 note subordinated to claims of general creditors pursuant to an agreement approved by FINRA on June 28, 2016. The note bears interest of 10%. The note automatically extends for twelve months annually. On June 12, 2017, FINRA approved the payment of interest on this subordinated loan on a monthly basis. The subordinated loan is with the stockholder and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. During the year ended December 31, 2023, the Company incurred and paid $75,000 of interest expense on this loan. As of December 31, 2023, $31,250 of interest was accrued on the loan.

The Company has a $500,000 note subordinated to claims of general creditors pursuant to an agreement approved by FINRA on October 25, 2017. The note bears interest of 10%. The note automatically extends for twelve months annually. Since inception, FINRA has approved of the payment of interest on this subordinated loan on a monthly basis. The subordinated loan is with the stockholder and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. During the year ended December 31, 2023, $50,000 of interest was expensed and paid on this loan. As of December 31, 2023, no interest was accrued on the loan.

Management Services Agreement

Effective March 1, 2022, the Company entered into an amended management services agreement with its sole stockholder, RMB. Under this amended agreement, the Company will make payments to RMB at the discretion of the Company's management and the Company will provide support services, including office space and secretarial services, to RMB. For the year ended December 31, 2023, the Company paid RMB $77,100 for management services which is included in management fee on the Statement of Income. As of December 31, 2023, no amount is due to RMB in relation to this agreement.

Consulting Services

CB Resource ("CB"), a company under common control, provides consulting services to the Company. For the year ended December 31, 2023, the Company paid CB $28,000 for consulting services which is included in professional fees on the Statement of Income. As of December 31, 2023, $5,500 is due to CB for consulting services and included in accounts payable and accrued liabilities on the Statement of Financial Condition.

9. Revenue from Contracts with Customers

In accordance with ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Underwriting income

The Company earns underwriting income by providing underwriting services to institutional customers. Underwriting income is calculated as the difference between the price the Company pays the issuer and the price at which the Company places the issue on the market. Historically, underwriting income was recognized as of the trade date. Since the performance obligation is deemed to be fulfilled as of the trade date, the Company recognizes underwriting income at such time.

Commission income

The Company earns commission revenue on the sale of CD products to institutional and other broker dealer clients. Commissions are based upon an agreed-upon percentage of the value of CD products sold. Commission revenue is recognized upon the settlement date of the transaction which is not materially different from the trade date.

9. Revenue from Contracts with Customers *(continued)*

Investment banking fees

Investment banking fees can be both fixed and variable and can be recognized over time and at a point in time. Retainer and advisory fees from merger and acquisition engagements are recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided, or are recognized at a point in time when the related performance obligation is complete. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied upon completion.

12b-1 fees

The Company earns 12b-1 fees from providing financial management services to private clients. 12b-1 fees are calculated as a percentage of net assets under management. The fees are considered variable and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. As the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activity are known, which are usually monthly or quarterly. 12b-1 fees recognized in the current period are primarily related to performance obligations that have been satisfied.

Insurance revenue

The Company earns commission revenue on the sale of insurance products to private clients. Insurance commissions are based upon an agreed-upon percentage of the value of insurance products sold. This revenue is considered variable and is recognized to the extent it is probable that a significant revenue reversal will not occur once uncertainty of payment has been resolved.

Disaggregation of Revenue

The following table presents the Company's revenue from contracts with customers by business activity and other sources of revenue for the year ended December 31, 2023:

	Institutional Investors	Private Client	Total
Revenue from contracts with customers:			
Underwriting	$ 11,967,534	$ -	$ 11,967,534
Commission	3,156,831	-	3,156,831
12b-1 fees	-	26	26
Insurance	-	4,836	4,836
Total revenue from contracts with customers	$ 15,124,365	$ 4,862	$ 15,129,227

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. At January 1, 2023 and December 31, 2023, receivables related to revenue from contracts with customers were $1,791,270 and $1,534,237, respectively. There was no significant impairment related to these receivables during the year ended December 31, 2023.

Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. There is no deferred revenue as of January 1, 2023 and December 31, 2023.

Contract Costs

Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied. For the year ended December 31, 2023, no expenses were reimbursed by clients.

10. Employee Benefit Plans

The Company has a qualified 401(k) profit sharing plan ("Plan") and a defined benefit pension plan ("Pension") for eligible employees.

The Plan covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the Plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company contributes two percent of employee contributions to the Plan which was $1,113 in 2023. This expense is included in compensation and benefits on the Statement of Income.

The Pension was established on December 27, 2019. To participate in the Pension, an employee must have completed at least two years of service or have attained the age of twenty-one years. Specifically excluded from the Pension are retired or terminated employees. Each eligible Pension participant's accrued benefit is based on a calculation of the participant's average annual earnings and respective group class percentage. This provision is only limited by Internal Revenue Code Section 401(a)(17) which sets contribution limits of $330,000 in 2023. The Company makes contributions to the Pension equal to the amounts accrued for pension expense.

Summary of Pension Plan Assets as of December 31, 2023

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market (a)	$ 120,943	$ 120,943	-	-
Certificate of Deposit (a)	467,499	467,499		
Stocks (b)	174,560	174,560	-	-
Exchange Traded Funds (b)	107,962	107,962	-	-
Total	$ 870,964	$ 870,964	-	-

(a) Investment vehicles for cash reserves.
(b) Securities with the primary objective of approximating the risk and return characteristics of the S&P 500 Index and S&P 700 Index.

The trustees have the sole discretion to invest and manage Pension assets.

The annual measurement date is December 31 for the Pension benefits.

Assumptions used in the measurement of the Pension at December 31, 2023

To determine the pension benefit obligations:	
Weighted average discount rate	5.00%
Weighted average rate of compensation increase	3.00%
To determine the periodic benefit costs:	
Weighted average discount rate	5.00%
Weighted average rate of compensation increase	3.00%
Weighted average expected return on plan assets	4.50%

GAAP requires an employer disaggregate the service cost component from the other components of net pension benefit cost and report the service cost component in the same income statement line item as other compensation costs arising from services rendered by the pertinent employees during the year. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. Since a subtotal of income from operations is not presented for the year ended December 31, 2023, both Pension service cost and other components of the Pension's net benefit cost totaling $718,755 were included in compensation and benefits in the accompanying Statement of Income.

10. Employee Benefit Plans *(continued)*

Summary of the Pension as of December 31, 2023	
Change in Benefit Obligation	
Benefit obligation at January 1	$ 768,776
Service cost	1,031,348
Interest cost	38,439
Amendments	951,430
Actuarial loss	(986,669)
Benefits paid	-
Benefit obligation at December 31	$ 1,803,324
Change in Plan Assets	
Fair value of plan assets at January 1	$ 698,141
Actual return on plan assets	84,340
Employer contributions	90,192
Fair value of plan assets at December 31	$ 872,673
Funded Status	
Projected benefit obligation	$ (1,803,324)
Fair value of plan assets	872,673
Funded status	$ (930,651)
Net periodic benefit cost	$ 1,049,624

Pension amounts recognized in the Statement of Financial Condition consist of:

Liabilities	$ 700,000
Total	$ 700,000

Pension contributions expected to be paid in 2023	$ -

Pension benefit payments, which reflect expected future service, expected to be paid

2024	$ 50,503
2025	-
2026	193,469
2027	-
2028	1,000,297
2029 to 2034	-
Total	$ 1,244,269

11. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

11. Lease *(continued)*

The Company entered into an operating lease agreement for office space in Irvine, California on December 8, 2021. The agreement was for a term of sixty months ending December 7, 2026. For the year ended December 31, 2023, information pertaining to the operating leases were as follows:

Supplemental Statement of Financial Condition Information	
Operating lease:	
Right of use asset	$ 371,262
Operating lease liability	$ 409,753
Remaining lease term	36 months
Discount rate	5.0%

Supplemental Cash Flow Information	
Operating Lease ROU Asset	
ROU asset on January 1, 2023	$ 484,958
Amortization of ROU assets	(113,696)
Operating lease ROU asset as of December 31, 2023	$ 371,262
Payments on operating lease liabilities	$ 140,133

Maturities of Operating Lease Liability	
2024	$ 145,037
2025	150,114
2026	144,921
Total lease payments	440,072
Less discount	(30,319)
Total operating lease liability	$ 409,753

Total operating lease cost included in rent on the Statement of Income $ 136,802

12. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2020 and 2019, respectively.

Income tax benefit shown in the accompanying Statement of Income consists of the following:

	Federal	**State**	**Total**
Current	$ 356,360	$ 142,422	$ 498,782
Deferred tax	236,794	99,679	336,473
Total	$ 593,154	$ 242,101	$ 835,255

There were no federal and California net operating loss carryforwards at December 31, 2023.

Deferred tax assets of the Company are primarily the result of stock appreciation rights vested. As of December 31, 2023, there was no valuation allowance as it is more likely than not that the deferred tax assets will be utilized.

13. Cash

For the purpose of preparing the statement of cash flows, cash consists of the following:

	December 31, 2023
Cash	$ 3,772,790
Cash at clearing organization	3,948,169
Deposits with clearing organization	250,000
Total cash shown in the Statement of Cash Flows	$ 7,970,959

14. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2023, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

15. Litigation Matters

In the normal course of operations, the Company is involved with certain claims and disputes and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from any claims, disputes, or examinations, will not have material effect on the Company's financial position or results of operations.

16. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for credit losses when necessary.

17. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2023, the Company's net capital was $672,155, which exceeded the requirement by $496,141.

18. Subsequent Events

The Company has evaluated subsequent events through February 28, 2024, the date which the financial statements were issued.

On December 28, 2023, the Company signed a letter of intent to sell all equity in RMB to a third party. The transaction is subject to due diligence and the negotiation of definitive terms and, as of the date of this report, no purchase agreement has been executed.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

FINANCE 500, INC.
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

Net capital		
Total stockholder's equity		$ 5,741,207
Add: Subordinated borrowing		1,250,000
Total equity and allowable subordinated liabilities		6,991,207
Less: Non-allowable assets		
Deferred tax asset	74,000	
Prepaid expenses	52,225	126,225
Less: Other deductions		
Marketability charges		5,502,595
Net capital before haircuts		1,362,387
Less: Haircuts on positions		690,232
Net capital		$ 672,155
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $2,640,214 or $100,000, whichever is greater		176,014
Excess Net Capital		$ 496,141

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION INCLUDED IN PART II OF FORM X-17A-5
AS OF DECEMBER 31, 2023

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2023 Part IIA FOCUS filing.

FINANCE 500, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2023

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

Finance500
INVESTMENT & BROKERAGE SERVICES

584 Wald, Irvine, CA 92618
t 800.477.6266
f 949.851.5188

SEA RULE 15c3-3 EXEMPTION REPORT

Finance 500, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

I, Ann DiGiorgio, Chief Compliance Officer of the "Company", affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Ann DiGiorgio

Ann DiGiorgio
Chief Compliance Officer

February 26, 2024